Notice of Amended Filing   Form N-CSR

First Investors Tax Exempt Funds

We are filing an amended Form N-CSR to correct the date by the first signature in the Section 906 Certification.

Original Filing Date:  3/9/2015
Accession Number:  0000716792-15-000004